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UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR 04 2002
WASH. D.C.
143
SECTION

SEC FILE NUMBER
8-2595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC and subsidiaries
~~(Filed as Confidential Information)~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Thirty Rockefeller Plaza
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. August — 212-632-6522
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Michael J. Castellano and Gerald B. Mazzari, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Lazard Frères & Co. LLC and subsidiaries (the "Company") for the year ended December 31, 2001 are true and correct and such consolidated financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



February 27, 2002

Michael J. Castellano
Chief Financial Officer

Date



February 27, 2002

Gerald B. Mazzari
Chief Operating Officer

Date

Subscribed and sworn
to before me this 27th
day of February 2002



Notary Public, State of New York
Qualified in New York County
Commission Expires

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


SEC MAIL PROCESSING
RECEIVED
MAR 04 2002
143
WASH. D.C. SECTION

INDEPENDENT AUDITORS' REPORT

Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2002

LAZARD FRÈRES & CO. LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(In Thousands)

ASSETS		LIABILITIES AND MEMBER'S EQUITY	
CASH	$ 13,005	BANK LOANS	$ 15,232
CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS	621,783		
SECURITIES OWNED:		SECURITIES SOLD BUT NOT YET PURCHASED	
At market value:		At market value - U.S. Government and agency	360,666
U.S. Government and agency securities pledged as collateral	526,671		
Corporate	94,393		
Short-term investments	493		
Total securities owned	621,557		
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	323,489	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE	540,835
RECEIVABLE FROM CUSTOMERS	27,277		
RECEIVABLE FROM BROKERS AND DEALERS	234,021	PAYABLE TO CUSTOMERS	635,653
NET RECEIVABLE FROM SECURITIES TRANSACTIONS FOR WHICH SETTLEMENT HAS NOT ARRIVED	540	PAYABLE TO BROKERS AND DEALERS	849
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS (less accumulated depreciation and amortization of $44,745)	20,344	OTHER LIABILITIES	236,095
		SUBORDINATED LOANS	6,524
OTHER ASSETS	58,838	MEMBER'S EQUITY	125,000
TOTAL ASSETS	$1,920,854		$1,920,854

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company"), a wholly owned subsidiary of Lazard LLC (the "Member"), include the accounts of Lazard Frères & Co. LLC ("LF&Co. LLC"), as well as its majority owned, guaranteed subsidiary, Lazard Asset Management Pacific Co. and its wholly owned, nonguaranteed subsidiary, Lazard Frères & Co. Limited and other nonguaranteed international asset management subsidiaries.

Services provided by the Company include:

Investment Banking Activities
Capital Markets Activities
Investment Management
Alternative Investing

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America which include industry practices.

Use of Estimates - The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America and industry practices requires management to make estimates and assumptions regarding certain trading inventory valuations, compensation liabilities and other matters that affect the reported amounts of assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Securities Segregated Under Federal Regulations - At December 31, 2001, securities with a market value of $621,783, of which $599,848 were obtained through securities purchased under agreements to resell, were deposited in a special reserve account for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities Owned and Securities Sold But Not Yet Purchased - Securities owned and securities sold but not yet purchased are stated at quoted market values. Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Collateralized Financing Transactions - Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. As these amounts are short-term in nature, their carrying value is a reasonable estimate of fair value.

On the Consolidated Statement of Financial Condition at December 31, 2001, all firm owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are classified as securities pledged as collateral as required by Statement of Financial Accounting Standard ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of FASB Statement No. 125. Additionally, collateral received from counterparties where the Company has the right to sell or repledge the securities amounted to $1,179,224 of which $552,147 has been repledged.

Receivables from and Payables to Customers - Customer securities transactions are recorded on a settlement date basis with the related commissions recorded on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. These receivables and payables are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Receivables from and Payables to Brokers and Dealers - Receivables from brokers and dealers primarily consist of securities borrowed transactions and securities failed to deliver. Securities borrowed transactions are recorded at the amount of cash collateral advanced. Payables to brokers and dealers consist primarily of securities failed to receive (see Note 4.) Receivables from and payables to brokers and dealers are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Net Receivable from Securities Transactions for Which Settlement Has Not Arrived - In the normal course of business, the Company enters into proprietary securities transactions. Amounts for securities transactions that have not yet settled have been included in the Consolidated Statement of Financial Condition.

Furniture, Equipment and Leasehold Improvements - Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation.of furniture and equipment is determined using estimated useful lives of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Other Liabilities - Other liabilities include primarily compensation and benefits related accruals.

Income Taxes - Federal income taxes are not provided for by the Company as such taxes are the obligation of the Member. The Company has provided for the New York City Unincorporated Business Tax of the Member.

Investment Banking and Advisory Services – Investment banking fees are recorded when billed, which is generally the date the related transactions are consummated. Management and investment advisory fees are recorded on an accrual basis, based on a percentage of client assets managed. Receivables relating to such activities are reported in other assets on the Consolidated Statement of Financial Condition.

2. RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued the following Statements of Financial Accounting Standards ("SFAS"):

SFAS No. 133 - *Accounting For Derivative Instruments and Hedging Activities,* which requires all derivative financial instruments to be recognized at fair value in the financial statements.

SFAS No. 141 - *Business Combinations,* which eliminates the pooling of interests method of accounting for business combinations.

SFAS No. 142 - *Goodwill and Other Intangible Assets,* which eliminates the amortization of intangible assets with indefinite lives and goodwill, replacing it with annual tests for impairments.

SFAS No. 144 - *Accounting for the Impairment or Disposal of Long-Lived Assets,* which provides guidance on the financial accounting and reporting for impairment or disposal long-lived assets.

The adoption of the above referenced statements did not impact the Company's financial position.

3. MEMBER'S EQUITY

In addition to various capital contributions and withdrawals made from time to time, the Company, pursuant to provisions in its operating agreement, transfers to the Member's account, on dates when consolidated financial statements are issued, amounts in Member's equity in excess of $125,000. Such amounts are transferred back to Member's equity on the following business day.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

At December 31, 2001, amounts receivable from and payable to brokers and dealers included:

Receivable:	
Securities borrowed	$231,490
Securities failed to deliver	1,710
Brokers, dealers and clearing organizations	821
	$234,021
Payable:	
Securities failed to receive	$ 780
Brokers, dealers and clearing organizations	69
	$ 849

5. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company acts as a custodian for and receives commissions from various affiliated entities. Additionally, the Company utilizes affiliated entities as custodian for certain proprietary and customer-owned security positions.

The Company maintains investments in various affiliated entities. Pursuant to agreements with certain of these entities, the Company may make additional capital contributions based on the request of the respective entity.

6. COMMITMENTS AND CONTINGENCIES

The Company leases office space under noncancelable lease agreements which expire on various dates through March 18, 2013. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord.

Minimum rental commitments under noncancelable leases are as follows:

Year Ending December 31,	Minimum Rental Commitments
2002	$ 16,234
2003	16,503
2004	17,044
2005	17,236
Thereafter	101,000
Total	$168,017

The Company has various other contractual commitments arising in the ordinary course of business. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the Consolidated Statement of Financial Condition of the Company.

The Company is a defendant in several legal actions. In the opinion of management, after consultation with legal counsel, the ultimate outcome of these matters would not have a material adverse effect on the financial condition of the Company.

7. BANK LOANS

Included in bank loans is $7,600 representing two nonrecourse senior secured term loans, collateralized solely by certain fixed assets and leasehold improvements. Pursuant to Securities and Exchange Commission regulations and approval from the New York Stock Exchange, Inc., such loans reduce the amount of fixed assets and leasehold improvements which would otherwise be considered nonallowable assets in the determination of regulatory net capital. The first loan is being repaid in equal annual installments through February 28, 2003. Interest is payable quarterly at 7.33%. The second loan is being repaid in equal annual installments through March 31, 2007. The interest is payable quarterly at 8.59%. For each of the above loans, repayment may be accelerated under certain conditions. As these amounts are short-term in nature, their carrying amount is a reasonable estimate of fair value. A third such loan was fully repaid during the year.

8. EMPLOYEE BENEFIT PLANS

The Company has two noncontributory defined benefit pension plans, The Employees' Pension Plan ("EPP") which provides benefits to substantially all employees based on certain averages of compensation, as defined, and The Employees' Pension Plan Supplement ("EPPS") which provides benefits to certain employees whose compensation exceeds a certain threshold. It is the Company's policy to fund EPP to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). At December 31, 2001, the pension plan assets were invested in a portfolio consisting primarily of equity and fixed-income mutual fund investments managed by the Company. EPPS is a nonqualified supplemental plan and was unfunded at December 31, 2001. The Company utilizes the "projected unit credit" actuarial method for financial reporting purposes.

The Company has a non-funded contributory postretirement medical plan (the "Medical Plan") covering substantially all employees. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after a stated deductible has been met. Participants become eligible for the benefits if they retire from the Company after reaching age 62 and completing 10 years of service.

The following table summarizes the benefit obligations, the fair value of the assets and the funded status at December 31, 2001:

	Employee Pension Plan	Employee Pension Plan Supplement	Postretirement Benefits
Benefit obligation at December 31, 2001	$ 26,327	$ 2,924	$ 13,606
Fair value of plan assets at December 31, 2001	21,425	-	-
Funded status	(4,902)	(2,924)	(13,606)
Unrecognized net (asset) obligation	(630)	-	-
Unrecognized net prior service cost	2,146	1,330	-
Unrecognized net actuarial gain/(loss)	7,613	(550)	3,782
Prepaid (accrued) benefit cost recognized in the statement of financial condition	$ 4,227	$ (2,144)	$ (9,824)

The Company sponsors a defined contribution plan which covers substantially all of its employees. The Company does not match employee contributions to the plan. The Company also sponsors a profit sharing plan which covers eligible Managing Directors of the Company. The Company makes contributions to the plan from funds that would have otherwise been distributable profits. As such, contributions to the Profit Sharing Plan are included in capital withdrawals.

9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the minimum required net capital, as defined, shall not be less than 2% of aggregate debit items arising from customer transactions. At December 31, 2001, the company's regulatory net capital of $47,932 was 171% of aggregate debit items, and its regulatory net capital in excess of the minimum was $46,432.

10. SUBORDINATED LOANS

The Company can borrow up to $150,000 of subordinated debt under a Revolving Credit Agreement, which, based on approval by the Company's regulators, qualifies as additional net capital (Note 9). The interest rate on such borrowings is based upon the prevailing market rate on the dates issued. There were no borrowings under this agreement at December 31, 2001.

The Company borrowed $6,524 under a subordinated loan with a wholly-owned affiliate of the Member, which, based on approval by the Company's regulators, qualifies as additional net capital.

11. INSTRUMENTS WITH OFF-BALANCE SHEET RISK, MARKET RISK, AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement and financing of these transactions may result in off-balance sheet risk, market risk or concentrations of credit risk.

The Company periodically enters into securities transactions with customers that do not settle during the normal settlement cycle (extended settlement transactions). Such transactions are recorded on a settlement date basis.

The Company may be exposed to a risk of loss not reflected in the Consolidated Statement of Financial Condition for securities sold but not yet purchased should the value of such securities rise and the Company be forced to purchase those securities.

Market risk is the potential that a security's value could change by fluctuations in interest, credit spreads, or equity price risk. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The following describes the types of market risk faced by the Company:

Interest rate risk arises from the possibility that changes in interest rates will affect the value of the Company's securities owned and securities sold but not yet purchased. The Company uses U.S. Treasury securities to manage interest rate risk.

Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality. The Company actively manages the credit spread risk by closely reviewing positions on a daily basis.

Credit risk is the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). Credit risk arising from changes in credit spreads was previously discussed above. For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. Counterparties include customers, who are generally institutional investors, and brokers and dealers that are members of major U.S. exchanges. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the

amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. At December 31, 2001, the market value of these assets was $935,270. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered to ensure that the collateral value is not excessive as compared to the amount at which securities will be subsequently repurchased.

At December 31, 2001, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily results from securities owned issued by the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements and securities borrowed transactions. The Company's direct exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements and securities borrowed transactions at December 31, 2001 totaled $902,336.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 27, 2002

Lazard Frères & Co. LLC
30 Rockefeller Center
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Frères & Co. LLC and subsidiaries (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 27, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the management committee, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP